Alan Hambelton

T: +1 206 452 8756

ahambelton@cooley.com

June 21, 2021

Sasha Parikh

Vanessa Robertson

Dillon Hagius

Jeffrey Gabor

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eliem Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted May 12, 2021

CIK No. 0001768446

Ladies and Gentlemen:

On behalf of Eliem Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 8, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on May 12, 2021 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the DRS (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted May 12, 2021

Prospectus Summary

Overview, page 1

1.

Please revise to clarify what you mean by “clinically validated mechanisms of action” and whether you believe this description refers to PEA. If this “clinically validated” description does not apply to all of your product candidates, please make appropriate revisions. Please also place your disclosure in appropriate context by disclosing that the U.S. Food and Drug

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June 21, 2021

Page Two

Administration (FDA) or European Medicines Agency (EMA) has not, to date, approved PEA-based therapeutics. Additionally, please revise your disclosure to remove any implication that you are presently successful or are likely to be successful in securing marketing approval for any of your product candidates.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 93 of the DRS Amendment No. 1 and throughout the DRS Amendment No. 1 where applicable. The Company clarified that it uses the term “clinically validated” to mean that the Company’s product candidates rely on mechanisms of action for which there are precedent products that have either received regulatory approval or demonstrated statistical significance on efficacy endpoints in published, randomized, controlled clinical trials. The Company does not use the term “clinically validated” to suggest that its product candidates have been clinically validated, received regulatory approval or are more likely to receive regulatory approval in the future. The Company also respectfully submits that this term is frequently used by biotechnology companies in the same manner as the Company has used it and, as a result, believes the term is well understood by investors.

2.

We note your statement on page 2 that “PEA...that has shown activity in more than 30 published clinical studies in over 3,000 patients across a variety of pain indications, including approximately 1,500 patients in randomized, controlled studies, where it has demonstrated marked reductions in pain intensity and attractive tolerability and safety data.” Given that it is within the sole authority of the FDA or similar foreign regulator to determine the efficacy of a drug and that efficacy is determined by reference to the indication being treated, it is inappropriate to state or imply that PEAs have established therapeutic benefits. Please delete this and similar statements throughout your prospectus, including in the Business section. You may replace these statements with a description of a publicly available clinical trials conducted to assess efficacy and the resulting data. The accompanying disclosures should identify the party performing the trial and include the number of participants and dosing information but should not draw conclusions about efficacy from the data. Please also revise the summary to make clear that your clinical data to date is limited to a small number of healthy subjects.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 103 of the DRS Amendment No. 1 and throughout the DRS Amendment No. 1 where applicable.

3.

The pipeline table on pages 2 and 93 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. The table currently suggests that the ETX-810 trial is in the midst of Phase 2 but your disclosure indicates that you are actively enrolling DPNP and LSR patients. Please revise to show the actual status or advise.

Response: The Company acknowledges the Staff’s comment and has revised the pipeline table on pages 2, 76 and 96 of the DRS Amendment No. 1. In addition, the Company respectfully advises the Staff that, although the Company is still enrolling DPNP and LSR patients in the respective Phase 2 ETX-810 trials, dosing of some patients enrolled earlier in these trials has already been completed. Accordingly, the Company believes that it is accurate to represent that it is in the midst of its Phase 2 trials for ETX-810, and that being in the midst of a trial does not require that all patients have been enrolled.

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June 21, 2021

Page Three

4.	Please revise the pipeline table on pages 2 and 93 to highlight your market opportunity for the initial indications rather than the broader market opportunity.

Response: The Company acknowledges the Staff’s comment and has revised the pipeline table on pages 2, 76 and 96 of the DRS Amendment No. 1.

5.

Expand your summary to explain how you acquired the rights to your products. Did you develop them in house or acquire them from other parties? If acquired, please describe your acquisition or licensing agreements and all material terms. Please either file the agreements or provide us with an analysis supporting your determination that the agreements are not required to be filed.

Response: The Company respectfully advises the Staff that it acquired its assets in connection with its acquisition of 100% of the share capital of Athenen Therapeutics Inc. (“Athenen”) and its acquisition of certain assets from Carnot, LLC (“Carnot”), as disclosed on pages 77, 78 and 169 of the DRS Amendment No. 1, among others. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that the acquisition agreements with Athenen or Carnot constitute material contracts under Item 601(b)(2) or (b)(10) of Regulation S-K. Moreover, neither agreement is currently material to the Company or is “to be performed in whole or in part at or after the filing of the registration statement”. Finally, the Company believes the material information regarding the Company’s acquisitions and their impact on the Company are adequately described throughout the DRS Amendment No. 1 and potential investors can obtain all material facts related to the acquisitions from such disclosure. Accordingly, the Company does not believe that filing these agreements would provide any additional material information that would be meaningful or beneficial to potential investors.

ETX-810, page 2

6.

We note your statement that “precedent favorable clinical activity of PEA...puts [you] in a position to progress a robust clinical development program for ETX-810.” Please tell us whether you expect to be able to rely on such “precedent favorable clinical activity” to support an application for marketing approval. Please also clarify whether “encouraging precedent clinical data” only studied PEA in its dietary supplement formulation or whether these trials also studied PEA in pharmaceutical formulations. Additionally, disclose whether any of the precedent clinical trial data specifically studied diabetic peripheral neuropathic pain and/or pain associated with lumbosacral radiculopathy.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 of the DRS Amendment No. 1 and throughout the DRS Amendment No. 1 where applicable. In addition, the Company respectfully advises the staff that it does not intend to rely on such “precedent favorable clinical activity” but rather intends to rely solely on its own clinical data to support an application for marketing approval.

7.

Please balance your disclosure in the summary section that “[i]n one randomized, placebo- controlled study in over 600 chronic low back pain patients, PEA demonstrated statistically significant reductions in pain versus placebo including a greater than 50% reduction in pain intensity in 82% of patients” with a warning about relying on this cross- trial comparison as an indicative of the efficacy of ETX-810. Additionally, please add risk factor disclosure concerning the “precedent body of data for PEA” and the generalized risks associated with cross-trial comparisons.

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June 21, 2021

Page Four

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 21, 34 and 107 of the DRS Amendment No. 1 and throughout the DRS Amendment No. 1 where applicable. The Company also respectfully notes that the summary of PEA’s statistically significant reductions in pain from the study of over 600 chronic low back pain patients described on page 3 and page 107 is not a cross-trial comparison but rather a summary of published results from a single study, and therefore the Company believes that accompanying this disclosure with a warning regarding relying on cross-trial comparisons would not be appropriate. The Company has added risk factor disclosure regarding cross-trial comparisons on page 21 of the DRS Amendment No. 1 and a disclaimer regarding cross-trial comparisons on page 107 of the DRS Amendment No. 1 and throughout the DRS Amendment No. 1 where applicable.

8.

We note your disclosure here and elsewhere implying safety and efficacy of your product candidates, although none of your candidates have received regulatory approval to date. As determinations of safety and efficacy are solely within the authority of the U.S. Food and Drug Administration (FDA) and comparable regulatory bodies, please revise your disclosure throughout the prospectus to remove all claims of safety and efficacy. Note that we will not object to a discussion of objective data resulting from your trials without safety and efficacy conclusions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 106 and 116 of the DRS Amendment No. 1 and throughout the DRS Amendment No. 1 where applicable.

Our Team and Investors, page 6

9.

We note that you identify certain entities as investors in your company; however, some do not appear to be among your principal stockholders as disclosed on page 167. If material, please expand your disclosure to describe the nature of each named entity’s investment in you and explain to us why including this information is appropriate. Please also explain in your response your plans to update investors about any changes these entities make with respect to their investments in the company.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the investors listed on page 7 are affiliates of the investment entities provided on page 172 of the DRS Amendment No. 1. The Company has also further revised the disclosure on page 172 of the DRS Amendment No. 1.

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware…, page 62

10.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 of the DRS Amendment No. 1.

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June 21, 2021

Page Five

Intellectual Property, page 122

11.

Please clarify the type of patent protection applicable to your U.S. patent and pending patent applications for ETX-810. Please also specify which international jurisdictions in which you have granted patents or pending patent applications for ETX-155.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 127 of the DRS Amendment No. 1.

Relationship with Carnot, LLC, page 164

12.

Please provide a brief description of the material terms of your services agreement with Carnot Pharma, LLC and file the agreement as an exhibit to the registration statement or tell us why such agreement is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 169 of the DRS Amendment No. 1. In addition, the Company respectfully submits that the Company’s business is not “substantially dependent” on the services agreement between the Company and Carnot Pharma, LLC (the “Carnot Agreement”) and the financial terms of the Carnot Agreement are immaterial in amount and significance to the Company’s financial condition. For the foregoing reasons, the Company believes that the Carnot Agreement is not required to be filed as a material agreement under Item 601(b)(10) of Regulation S-K.

Principal Stockholders, page 166

13.

Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the entities identified in the table. Refer to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 172 and 173 of the DRS Amendment No. 1.

General

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover copies of such written communications.

*     *     *

Please contact me at (206) 452-8756 or Julia Stark at (206) 452-8781 with any questions or further comments regarding our response to the Staff’s comment.

Cooley LLP   1700 Seventh Avenue   Suite 1900   Seattle, WA 98101-1355

t: +1 206 452 8756   f: +1 206 229 3428   cooley.com

June 21, 2021

Page Six

Sincerely,

/s/ Alan Hambelton
Alan Hambelton Cooley LLP

cc:	Bob Azelby, Chief Executive Officer, Eliem Therapeutics, Inc.

Erin Lavelle, Executive Vice President, Chief Operating Officer and Chief Financial Officer, Eliem Therapeutics, Inc.

James B. Bucher, Executive Vice President and General Counsel, Eliem Therapeutics, Inc.

Brian Cuneo, Latham & Watkins LLP

Phillip Stoup, Latham & Watkins LLP

Cooley LLP   1700 Seventh Avenue   Suite 1900   Seattle, WA 98101-1355

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